CS DISCO, INC.

3700 N. Capital of Texas Hwy., Suite 150

Austin, Texas 78746

July 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ryan Rohn, Senior Staff Accountant

 Stephen Krikorian, Accounting Branch Chief

 Alexandra Barone, Staff Attorney

 Larry Spirgel, Office Chief

Re:	CS Disco, Inc.

Registration Statement on Form S-1, as amended (File No. 333-257435)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, CS Disco, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on July 20, 2021, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the Staff.

Once the Registration Statement has been declared effective, please orally confirm that event with Nicole Brookshire of Cooley LLP at (212) 479-6157, or in her absence, Jodie Bourdet of Cooley LLP at (415) 693-2054.

[Signature page follows]

Very truly yours,

CS Disco, Inc.

/s/ Kiwi Camara
Name:	Kiwi Camara
Title:	Chief Executive Officer

cc:	Michael Lafair, CS Disco, Inc.

Melissa Frugé, CS Disco, Inc

Nicole Brookshire, Cooley LLP

Jodie Bourdet, Cooley LLP

Nicolas H.R. Dumont, Cooley LLP

Trey Reilly, Cooley LLP

Joanne R. Soslow, Morgan, Lewis & Bockius LLP

[Signature Page to Acceleration Request]